PRUDENTIAL WORLD FUND, INC.
PRUDENTIAL JENNISON INTERNATIONAL GROWTH FUND
FILE NUMBER:  811-3981
FYE: October 31, 2001
Series 3

Sub-Item 77J

Reclassification of Capital Accounts:
The Series accounts for and reports
distributions to shareholders in
accordance with the American Institute
of Certified Public Accountants (AICPA)
Statement of Position 93-2:
Determination, Disclosure, and Financial
Statement Presentation of Income,
Capital Gain, and Return of Capital
Distributions by Investment Companies.
The effect for the Series of applying
this statement was to decrease net
investment loss by $2,529,976, decrease
accumulated net realized loss on investments by $457,294 and decrease paid-in capital in excess of par by $2,987,270 for expenses not deductible for tax purposes, net operating losses and net realized foreign currency losses during the year ended
October 31, 2001. Net investment
income, net realized gains and net assets were not affected by this change.